Exhibit 15.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Amendment No. 1 to Form 20-F of our auditor’s report dated March 28, 2025, except for the subsequent events described in Note 24 and Note 17 as it relates to the share consolidation in 2022, as to which the date is April 23, 2025, relating to the consolidated financial statements of Electra Battery Materials Corporation (the “Company”) consisting of the consolidated statements of financial position as at December 31, 2024 and 2023 and the related consolidated statements of loss and other comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024, as filed with the United States Securities and Exchange Commission.

s/ MNP LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada April 30, 2025

MNP LLP
Suite 1900, 1 Adelaide Street East, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

MNP.ca